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                              September 24, 2021

       Stephan Zoll
       Managing Director and Chief Executive Officer
       SIGNA Sports United B.V.
       Kantstra  e 164, Upper West
       10623 Berlin, Federal Republic of Germany

                                                        Re: SIGNA Sports United
B.V.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed August 31,
2021
                                                            File No. 333-257685

       Dear Dr. Zoll:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 30, 2021 letter.

       Amendment No. 1 to Registration Statement on Form F-4 filed August 31,
2021

       Notice of Extraordinary General Meeting, page 1

   1. We note your response to prior comment one. Please revise to include the ownership percentage of the
relevant parties in the notice. Please also revise the potential ownership elsewhere that it is
disclosed in the registration statement to present total potential ownership assuming
exercise and conversion of all securities.
 Stephan Zoll
FirstName LastNameStephan
SIGNA Sports  United B.V. Zoll
Comapany 24,
September NameSIGNA
              2021     Sports United B.V.
September
Page 2    24, 2021 Page 2
FirstName LastName
What vote is required to approve . . ., page 15

2. We note your response to comment 4 and your revision to this section where you indicate that "votes will be required" from the public shareholders. Please disclose the number of votes from public shareholders required to approve the business combination proposal and merger proposal.
Is there a limit on the total number of Yucaipa shares that may be redeemed?, page 19

3. We note your response to comment 5 and that you cannot quantify the Minimum Cash
         Amount. Please revise to provide an estimate of the number of shares that may be redeemed before the Trust Account falls below the Minimum Cash Amount, based on reasonable estimates of the variables used in the definition of Minimum Cash Amount.
         We note that on page 142 you indicate in the "Maximum Redemption Scenario"
         that 9,567,156 shares can be redeemed.
Topco may not meet the NYSE's initial listing criteria..., page 90

4. You state that the risk discussed here will be heightened by a high level of redemption of
         Class A shares. So that investors understand the extent of the risk, please disclose the percentage of outstanding shares that will be in the public float assuming the maximum number of redemptions by public shareholders, as well as the value of the public float using a recent trading price.
Background of the Business Combination, page 118

5. You disclose that Yucaipa engaged Interna to provide a formal written report of its findings to the Yucaipa board and management team. If a report, opinion or appraisal materially related to the transaction has been received from an outside party and is referred to in the prospectus, your disclosure must provide the information required by
         Item 1015(b) of Regulation M-A, and any written materials, as well as the consent of the outside party, must be filed as exhibits. Please refer to Items 4(b) and 21(c) of Form F-4.
Projected Financial Information, page 130

6.       We note your response and revisions in response to our prior comment
16. However, we
         note additional analyses and projections in the investor presentation included in the
         Yucaipa Form 8-K filed on June 11, 2021 that are not included in the prospectus. As examples only, this includes projected Gross Profit and Adjusted EBITDA, as well as additional financial models and valuation analyses, such as benchmarking to projected gross margin and adjusted EBITDA, as well as the use of additional companies under the
         "Marketplaces" and "SaaS" categories. Please tell us whether the Board considered the additional analyses and projections included in the presentation as a factor in recommending that shareholders approve the transaction. If so, please include the additional analyses and projections in the registration statement. If the Board did not
 Stephan Zoll
FirstName LastNameStephan
SIGNA Sports  United B.V. Zoll
Comapany 24,
September NameSIGNA
              2021     Sports United B.V.
September
Page 3    24, 2021 Page 3
FirstName LastName
         consider these analyses and projections, please tell us why and explain the material differences in the projections and analyses included in the investor presentation as compared to the disclosure.
Opinion of Yucaipa's Financial Advisor, page 132

7. We note your response to comment 20, and we reissue the comment. Given that Moelis relied upon the Expected Synergies in issuing its fairness opinion, please either disclose the Expected Synergies or explain why you believe disclosure is not necessary for shareholders to understand the fairness opinion and assess the value of the offered securities. Please also update this section to indicate for investors the limitations of the
         Expected Synergies indicated by your response. For example, disclose to investors that the
         Expected Synergies were based on information from Wiggle that was "limited," leading to
         "high level assumptions for such synergies, based on benchmarks and best-practice experience from past transactions."
Redemption Rights, page 139

8. We note your response to prior comment 22 but are unable to locate disclosure responsive to the comment. Please include disclosure in this section discussing the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Tax Consequences of the TopCo-Yucaipa Business Combination to U.S. Holders, page 149

9. Please include Kirkland & Ellis LLP's tax opinion and consent as exhibits.
Unaudited Pro Forma Condensed Combined Financial Information, page 194

10. We note your response to comment 42. Please confirm our understanding that the
         14,222,018 TopCo shares to be issued to the Wiggle sellers are not part of the
         246,189,168 TopCo-SSU exchange described in the second bullet point. If our understanding is correct, please revise the second bullet point here and elsewhere throughout your filing to exclude the description of the Wiggle shares, as these shares are described in the fourth bullet point.
Business of SSU and Certain Information About SSU
Overview, page 233

11. We note your response to comment 25 and reissue the comment. Please disclose in this overview section how you define the "online specialty sports e-commerce" market. For example, clarify for investors whether the "online specialty sports e-commerce" market limited to what you refer to on page 269 as "Online sports specialist retailers," or does it also encompass the other types of competitors your discuss in your response and on pages
         269-270.
 Stephan Zoll
SIGNA Sports United B.V.
September 24, 2021
Page 4
Executive Director and Chief Executive Officer Agreements, page 338

12. We note your response to comment 38, but we are unable to locate the Services
         Agreement.
Consolidated Financial Statements of SIGNA Sports United GmbH
Report of Independent Registered Public Accounting Firm, page F-49

13. We reviewed the changes made in response to comment 41. Please ask your auditor to revise their report to include an explanatory paragraph (immediately following the opinion paragraph), which states that the previously issued financial statements have been restated for the correction of an error and references Note 8.3 to the financial statements, where the error correction is described. Refer to paragraphs .09 and .16 of
         PCAOB AS 2820.
       You may contact Amy Geddes at 202-551-3304 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Charles Guidry at 202-551-3621 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameStephan Zoll                                Sincerely,
Comapany NameSIGNA Sports United B.V.
                                                              Division of
Corporation Finance
September 24, 2021 Page 4                                     Office of Trade &
Services
FirstName LastName